Exhibit 99.3

NUVA Announces Licensing Agreements for Generics

April 15, 2014 – NUVA PHARMACEUTICALS INC. (the “Company” or “NUVA”) is pleased to announce that it has signed Cross Referencing Agreements (the “CRAs”) for prescription  generic products for Canadian markets. These agreements cover about 48 prescription generic products and are for acute and chronic diseases.

The company has signed CRAs with three large pharmaceutical companies for multiple products in the prescription generic drug lines. NUVA will market and sell these new product lines under its own label.

NUVA is in the process of securing a Drug Establishment License (the “DEL”) from Health Canada. Upon receipt of the DEL, NUVA will start filing for regulatory approval for these products with Health Canada. NUVA will also initiate ordering, packaging and art work related processes for these generic products. NUVA expects to build its “NUVA” label Generic portfolio for Canadian Market apart from “NUVA” range of over the counter products.

On behalf of:

NUVA PHARMACEUTICALS INC.

Jamie Lewin,

Director and CFO jlewin@nuvapharm.com

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves NUVA’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. NUVA generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to NUVA as of the date of this release, and NUVA assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of NUVA and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.